   As filed with the Securities and Exchange Commission on September 13, 2002
                                                            Registration No.333-
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                    ----------------------------------------
                                    FORM S-3
                          Registration Statement Under
                           The Securities Act of 1933
                    ----------------------------------------
                             ViroPharma Incorporated
             (Exact name of Registrant as specified in its charter)

         Delaware                             2834                       94-2347624
    -------------------                 -------------------           ------------------
 (State or other jurisdiction        (Primary Standard Industrial     (I.R.S. Employer
of incorporation or organization)     Classification Code Number)    Identification No.)

                             405 Eagleview Boulevard
                                 Exton, PA 19341
                                 (610) 458-7300

   (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)

                            Thomas F. Doyle, Esquire
                           Vice President and General
                                     Counsel
                             ViroPharma Incorporated
                             405 Eagleview Boulevard
                                 Exton, PA 19341
                                 (610) 458-7300

                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                   COPIES TO:
                           Jeffrey P. Libson, Esquire
                               Pepper Hamilton LLP
                                 400 Berwyn Park
                                899 Cassatt Road
                              Berwyn, PA 19312-1183
                                 (610) 640-7800

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after this Registration Statement becomes effective.

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [_]. ________

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [_] _____________________

       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________________

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                                CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
                                                               Proposed Maximum            Proposed Maximum
  Title of Shares to be                  Amount to be         Offering Price Per          Aggregate Offering         Amount of
      Registered                        Registered (1)            Share (2)                   Price (1)           Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.02 par value,
including preferred stock purchase
rights                                    3,000,000               $1.26                      $3,780,000                 $375
------------------------------------------------------------------------------------------------------------------------------------

       (1) Pursuant to Rule 416, this Registration Statement shall also cover any additional shares of the Registrant's common stock that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that increases the number of the Registrant's outstanding shares of common stock.
       (2) The price of $1.26 per share, which was the averages of the high and low prices of the Common Stock reported on the Nasdaq National Market on September 10, 2002, is set forth solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.
================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ The information in this prospectus is not complete and may be changed. The + + Selling Stockholders may not sell these securities until the registration + + statement filed with the Securities and Exchange Commission is effective. +
+ This prospectus is not an offer to sell these securities and it is not       +
+ soliciting an offer to buy these securities in any state where the offer or  +
+ sale is not permitted.                                                       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                              Subject to Completion
                 Preliminary Prospectus dated September 13, 2002

PROSPECTUS
----------

                                3,000,000 Shares

                         [VIROPHARMA INCORPORATED LOGO]

                                  COMMON STOCK

       This prospectus relates to the resale of 3,000,000 shares of common stock issued to the selling stockholder listed on page 16 under the terms of the agreement ending our collaboration with the selling stockholder to co-develop and co-promote Picovir(R). We will not receive any proceeds from the sale of the shares by the selling stockholder.

       The selling stockholder, or its pledgees, donees, transferees or other successors-in-interest, may offer the common stock from time to time through public or private transactions, at prevailing market prices, at prices related to prevailing market prices, at privately negotiated prices or any other lawful methods.

       Our common stock is listed on The Nasdaq National Market under the symbol "VPHM." On September 10, 2002, the reported last sale price of our common stock on The Nasdaq National Market was $1.25 per share.

       Our principal offices are located at 405 Eagleview Boulevard, Exton, Pennsylvania 19341, and our telephone number is (610) 458-7300.

                                 _______________

  INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS BEFORE YOU DECIDE TO INVEST.

                                _______________

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this Prospectus is __________, 2002.

                                TABLE OF CONTENTS

                                                                     Page
                                                                     ----
WHO WE ARE                                                              1
RECENT DEVELOPMENTS                                                     1
RISK FACTORS                                                            2
SPECIAL NOTE REGARDING FORWARDING LOOKING STATEMENTS                   16
USE OF PROCEEDS                                                        16
SELLING STOCKHOLDER                                                    17
PLAN OF DISTRIBUTION                                                   18
LEGAL MATTERS                                                          20
EXPERTS                                                                20
ADDITIONAL INFORMATION                                                 20

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                                   WHO WE ARE

          We are committed to the commercialization, development and discovery of antiviral pharmaceuticals. We focus on drug development and discovery activities in viral diseases including hepatitis C and RSV disease. We are also exploring alternatives regarding the future development of Picovir(R) for the treatment of diseases caused by picornaviruses.

          We were incorporated in Delaware in September 1994 and commenced operations in December 1994. Our executive offices and research facility are located at 405 Eagleview Boulevard, Exton, PA 19341, our telephone number is 610-458-7300 and our website is at http://www.viropharma.com. Information contained on our website is not incorporated into this registration statement.

                               RECENT DEVELOPMENTS

          Picovir(R)

          In May 2002, we received a "not approvable" letter from the United States Food and Drug Administration in response to our New Drug Application, or NDA, requesting permission to market Picovir(R) for the treatment of the common cold in adults.

          Collaboration with Aventis

          In August 2002, we and Aventis Pharmaceuticals, Inc. mutually agreed to end our collaboration to co-develop and co-promote Picovir(R) Under the agreement, Aventis returned Picovir(R) to us, and both parties received mutual releases of all obligations without incurring termination fees. We will be compensated by Aventis for its current share of development and commercial expenses and our detailing fees through August 2002. Additionally, we returned to Aventis advance milestone payments of $20 million. In a separate transaction, Aventis acquired our sales force, which totals nearly 200 people, for a payment to us of approximately $15.41 million and Aventis also acquired the shares registered in this registration statement for $4.59 million.

          Corporate Restructuring

          In August 2002, we announced that we restructured our organization. As part of this process, we reduced our workforce by approximately 63%, which includes selling our sales force to Aventis and reductions in development, commercial operations and administration. We do not intend to fund any additional significant clinical development of Picovir(R) for the treatment of the common cold without a new partner. Also, our board of directors approved a convertible note repurchase program to spend up to $20 million to purchase a portion of our $180 million 6% convertible subordinated debentures due 2007. The note repurchase program is intended to improve our capital structure and reduce annual interest expense.

         RSV Program

         We have completed a series of Phase I clinical studies with our antiviral product candidate for the potential treatment of RSV disease, designated VP14637. These studies were designed to evaluate the safety and pharmacokinetics of the compound in healthy human volunteers. We currently are discussing with the FDA the data from these studies. FDA recently has raised certain issues related to the formulation being used to administer VP14637. We need to resolve these matters before we can initiate additional clinical trials with VP14637, which we do not expect to occur during the second half of 2002.

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

         Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

         This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

              Risks related to our industry, business and strategy

We will not pursue any significant clinical development Picovir(R) for the treatment of the common cold until we have a new collaboration partner, which will delay the achievement of profitability.

         We have invested a significant portion of our time and financial resources since our inception on the development of Picovir(R). In May 2002, we received a "not approvable" letter from the FDA in connection with our Picovir(R) NDA. In August 2002, we announced the mutual termination of our agreement with Aventis Pharmaceuticals Inc. for the co-promotion and co-development of Picovir(R). Currently, we are exploring various alternatives regarding the future development of Picovir(R) for the treatment of diseases caused by the picornaviruses. However, we do not intend to fund any significant clinical development of Picovir(R) for the treatment of the common cold without a new partner. We may not be able to negotiate a new collaborative arrangement to continue the development of Picovir(R) for the treatment of the common cold on favorable terms or at all. Furthermore, even if we do find a new partner, we may never be able to successfully commercialize Picovir(R). The receipt of the FDA's "not approvable" letter and our decision not to fund additional significant clinical development of Picovir(R) for the treatment of the common cold without a new partner has had a material adverse effect on our business, results of operations and financial performance.

Our long term success depends upon our ability to develop and commercialize drug product candidates and if our drug discovery and development programs are not successful, we will not be able to achieve profitability.

         We have not completed the development of any of our product candidates. Our failure to develop and commercialize product candidates successfully may cause us to cease operations. Currently, we are exploring various alternatives regarding the future development of Picovir(R) for the treatment of diseases caused by the picornaviruses. However, we do not intend to fund any significant clinical development of Picovir(R) for the treatment of the common cold without a new partner.

         Our other potential therapies under development for the treatment of hepatitis C and RSV diseases will require significant additional research and development efforts and regulatory approvals prior to any commercializations. We also are optimizing back-up candidates and seeking to discover additional product candidates for the treatment of these and other RNA virus diseases. Drug discovery and research for RNA virus diseases is a relatively new and challenging area. We cannot be certain that our efforts in this regard will lead to commercially viable products. In October 2001, we submitted an Investigational New Drug Application, or IND, for our RSV product candidate and we have completed a series of Phase I clinical studies. We will be required to submit additional INDs for our product candidates not yet in clinical development, which are required before we can begin clinical trials on the product candidates in the United States. We are not sure that the FDA will permit us to initiate planned clinical trials (including Phase II clinical trials in infants with our RSV product candidate), continue with ongoing clinical trials, or that we will submit INDs for additional product candidates for the treatment of hepatitis C and RSV. We may abandon further development efforts of other compounds in our hepatitis C and RSV programs even before such compounds enter clinical trials. We do not know what the final cost to manufacture our

RSV and hepatitis C product candidates in commercial quantities will be, or the dose required to treat patients and consequently, what the total cost of goods for a treatment regimen will be. We do not know whether any of these early-stage development products ultimately will be shown to be safe and effective. Moreover, governmental authorities may enact new legislation or regulations that could limit or restrict our development efforts. If we are unable to successfully discover new product candidates or develop our early-stage product candidates, we will not have a source of revenue and will not achieve profitability. We may receive unfavorable results from ongoing clinical trials of these product candidates in clinical development which may cause us to abandon further development efforts.

Many potential competitors who have greater resources and experience than we do may develop products and technologies that make ours non-competitive or obsolete.

          There are many entities, both public and private, including well-known, large pharmaceutical companies, chemical companies, biotechnology companies and research institutions, engaged in developing pharmaceuticals for applications similar to those targeted by us. For example, there are products already marketed for the treatment of hepatitis C and RSV. In addition, Eli Lilly and Merck & Co., among other companies, are developing compounds to treat hepatitis C, and others may be developing RSV therapy products. Pfizer, Inc. may be developing a compound to treat infections caused by rhinoviruses, which are viruses included in the picornavirus family. Developments by these or other entities may render our products under development non-competitive or obsolete. Furthermore, many of our competitors are more experienced than we are in drug discovery, development and commercialization, obtaining regulatory approvals and product manufacturing and marketing. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly and more effectively than we do. Competitors may succeed in developing products that are more effective and less costly than any that we develop and also may prove to be more successful in the manufacture and marketing of products.

          Any product that we successfully develop and for which we gain regulatory approval must then compete for market acceptance and market share. Accordingly, important competitive factors, in addition to completion of clinical testing and the receipt of regulatory approval, will include product efficacy, safety, timing and scope of regulatory approvals, availability of supply, marketing and sales capacity, reimbursement coverage, pricing and patent protection.

We may not be able to keep pace with technological changes in the biopharmaceutical industry, which may prevent us from commercializing our product candidates.

          Our business is characterized by extensive research efforts and rapid technological progress. New developments in molecular biology, virology, medicinal chemistry and other fields of biology and chemistry are expected to continue at a rapid pace in both industry and academia. Research and discoveries by others may render some or all of our programs or drug candidates non-competitive or obsolete. For example, many of our competitors focus on molecular targets that are different from targets that we are focused on, even though the disease area is the same. If we are focused on the wrong, or a less desirable, molecular target, our drug candidates may not be competitive.

          Our business strategy is based, in part, upon the application of our technology platform to discover and develop pharmaceutical products for the treatment of infectious human diseases. This strategy is subject to the risks inherent in the development of new products using new and emerging technologies and approaches. There are no approved drugs on the market for the treatment of certain of the disease indications being targeted by us.

          Unforeseen problems may develop with our technologies or applications. We may not be able to successfully address technological challenges that we encounter in our research and development programs and may not ultimately develop commercially feasible products.

Any of our future products may not be accepted by the market, which would harm our business and results of operations.

          Even if approved by the FDA and other regulatory authorities, our product candidates may not achieve market acceptance within the patient, medical and third-party payor communities. As a result, we may not receive revenues from these products as anticipated. The degree of market acceptance will depend upon a number of factors, including:

               . the receipt and timing of regulatory approvals, and the scope of marketing and promotion activities permitted by such approvals (e.g., the "label" for the product approved by the FDA);

               . the availability of third-party reimbursement including government health administration authorities and private health insurers;

               . the establishment and demonstration in the medical community, such as doctors and hospital administrators, of the clinical safety, efficacy and cost-effectiveness of drug candidates, as well as their advantages over existing treatment alternatives, if any;

               . the effectiveness of the sales and marketing force that may be promoting our products; and

               .   the effectiveness of our contract manufacturers.

We may not receive third party reimbursement for any of our future products, which would cause us to lose anticipated revenues and delay achievement of profitability.

          Even if we receive regulatory approval to sell any of our product candidates, our future revenues, profitability and access to capital will be determined in part by the price at which we and our distribution partners can sell such approved products. There are continuing efforts by governmental and private third-party payors to contain or reduce the costs of health care through various means. We expect a number of federal, state and foreign proposals to control the cost of drugs through governmental regulation. We are unsure of the form that any health care reform legislation may take or what actions federal, state, foreign, and private payors may take in response to the proposed reforms. Therefore, we cannot predict the effect of any implemented reform on our business.

          Our ability to commercialize our product candidates successfully will depend, in part, on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, such as Medicare and Medicaid in the United States, private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved health care products, particularly for indications for which there is no current effective treatment or for which medical care typically is not sought. Adequate third-party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product research and development. If adequate coverage and reimbursement levels are not provided by government and third-party payors for use of our products, may cause our products to fail to achieve market acceptance and would cause us to lose anticipated revenues and delay achievement of profitability.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our ability to compete.

          Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical and managerial personnel, including our president and CEO, Michel de Rosen, our vice president, research and development, Mark McKinlay, and our vice president, discovery research, Marc
S. Collett. Our anticipated growth and expansion into new areas and activities will require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. Furthermore, we have not entered into non-competition agreements with our key employees. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner would harm our research and development programs, our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees, and generate revenues. We do not maintain key man life insurance on any of our employees.

We may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgments or settlements against us.

          The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against us. In addition, third party collaborators and licensees may not protect us from product liability claims. We currently only maintain product liability insurance for human clinical trials in the aggregate amount of $6 million. We may not be able to obtain or maintain adequate protection against potential liabilities arising from product sales. If we are unable to obtain insurance at acceptable cost or otherwise protect against potential product liability claims, we will be exposed to product liability claims. A successful product liability claim in excess of our insurance coverage could harm our financial condition, results of operations and prevent or interfere with our product commercialization efforts. In addition, any successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms. Even if a claim is not successful, defending such a claim may be time-consuming and expensive.

We use hazardous materials in our business and any claims relating to improper handling, storage, or disposal of this materials could be time consuming and costly.

          We utilize radioactive and other materials that could be hazardous to human health, safety or the environment. We are subject to stringent federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. We store these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. Although we believe that our safety procedures for handling and disposing of such materials comply with federal, state and local laws, rules, regulations and policies, the risk of accidental injury or contamination from these materials cannot be entirely eliminated. We may be required to incur significant costs to comply with environmental laws, rules, regulations and policies. Additionally, if an accident occurs, we could be held liable for any resulting damages, and any such liability could exceed our resources. We do not maintain a separate insurance policy for these types of risks and we do not have reserves set aside for environmental claims. Any future environmental claims could harm our financial conditions, results of operations and prevent or interfere with our product commercialization efforts. In addition, compliance with future environmental laws, rules, regulations and policies could lead to additional costs and expenses.

    Risks relating to our financial results, structure and need for financing

We have a history of losses and our future profitability is uncertain.

          We are a development stage company with no current source of product revenue. We have incurred losses in each year since our inception in 1994. As of June 30, 2002, we had an accumulated deficit of approximately $240.9 million. Our ability to achieve profitability is dependent on a number of factors, including our ability to develop and obtain regulatory approvals for our product candidates, successfully commercialize those product candidates, generate revenues from the sale of products from existing and potential future collaborative agreements, and secure contract manufacturing , distribution and logistics services. We do not know when or if we will complete our product development efforts, receive regulatory approval of any of our product candidates or successfully commercialize any approved products. As a result, we are unable to accurately predict the extent of any future losses or the time required to achieve profitability, if at all. Moreover, we expect to incur additional operating losses over the next several years, primarily due to discovery and development activities with our hepatitis C and RSV disease programs, business development activities seeking new opportunities to expand our product pipeline, and milestone payments that may be payable under the terms of our agreement with BattellePharma. Furthermore, in the past year, a significant portion of our revenue resulted from detailing fees for promoting two products owned by Aventis Pharmaceuticals Inc. However, as a result of the sale of our sales force to Aventis, we will not earn any detailing fees beyond August 31, 2002.

Our restructuring plan may result in additional costs and may not achieve the intended benefits.

     In connection with our August 2002 restructuring plan, we expect to record a restructuring charge of approximately $4 million in the third quarter of 2002. We are currently implementing the various steps contained in the restructuring plan, and the final cost of fully implementing the plan may ultimately exceed this amount. We may need to implement additional restructuring efforts in the future. Our restructuring efforts to date and any future restructuring efforts have placed, and may continue to place, a significant strain on our managerial, operational, financial and other resources. Additionally, the restructuring may negatively affect our employee turnover, recruiting and retention of employees. We cannot assure you that these cost saving measures will increase productivity, that our expenses will decrease by the amounts that we anticipate or that the expected net savings will occur during this fiscal year or at any other time, if at all.

We need substantial additional funding and may not have access to capital. If we are unable to raise capital when needed, we may need to delay, reduce or eliminate research and development programs or our commercialization efforts, which would delay the achievement of profitability.

     We will need to raise substantial additional funds to continue our business activities and fund our debt service obligations. We have incurred losses from operations since inception and we expect to incur additional operating losses over at least the next several years. As a result of our restructuring, particularly the termination of our collaboration with Aventis and our decision not to fund any additional significant clinical development of Picovir(R) for the treatment of the common cold without a new partner, we expect our expenses and operating losses in the near term to be lower than we have experienced during the past twelve-month period. However, we expect to continue to incur losses due primarily from decreased revenues and costs associated with our discovery and development activities with hepatitis C and RSV disease programs, business development activities seeking new opportunities to expand our pipeline, further clinical trials, building the requisite infrastructure, and milestone payments related to our RSV product candidates. We believe that we may require additional capital by 2006, however, our actual capital requirements will depend upon numerous factors, including:

        . our ability to generate revenue through our collaboration agreement with Wyeth;

        . the progress of our research and development programs;

        . the time and cost involved in obtaining regulatory approvals;

        . the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

        . the effect of competing technological and market developments;

        . the ability to establish a new partnering arrangement regarding
          Picovir(R);

        . the effect of changes and developments in our existing collaborative, licensing and other relationships;

        . the terms of any new collaborative, licensing and other arrangements that we may establish; and

        . the development of commercialization activities and arrangements.

     We may be unable to raise sufficient funds to complete our development, marketing and sales activities for any of our product candidates. Potential funding sources include:

        . public and private securities offerings;

        . debt financing, such as bank loans; and

        . collaborative, licensing and other arrangements with third parties.

We may not be able to find sufficient debt or equity funding on acceptable terms. If we cannot, we may need to delay, reduce or eliminate research and development programs, as well as other aspects of our business. The sale by us of additional equity securities or the expectation that we will sell additional equity securities may have an adverse effect on the price of our common stock. In addition, collaborative arrangements may require us to grant product development programs or licenses to third parties for products that we might otherwise seek to develop or commercialize ourselves.

We have significant indebtedness and debt service payments which could negatively impact our liquidity.

     We are highly leveraged and have significant debt service requirements. In March 2000, we issued $180,000,000 of convertible subordinated notes due in March 2007. This indebtedness impacts us by:

        . requiring us to fund significant interest expense and related debt service costs; and

        . making it more difficult to obtain additional financing.

     Our board of directors approved a convertible note repurchase program to spend up to $20 million to purchase a portion of our $180 million in convertible notes. We may, in our discretion, purchase the notes in the open market or in privately negotiated transactions from time to time as market conditions warrant. We cannot assure you that we will be able to purchase portions of our convertible subordinated debt at favorable prices, or at all.

     Currently, we are not generating sufficient cash flow from operations to satisfy the annual debt service payments for our outstanding convertible subordinated notes due in March 2007. This will require us to use a portion of our working capital to pay interest or borrow additional funds or sell additional equity to meet our debt service obligations. If we are unable to satisfy our debt service requirements, substantial liquidity problems could result, which would negatively impact our future prospects.

     Our ability to meet our debt service obligations and to reduce our total indebtedness depends on our future operating performance and on economic, financial, competitive, regulatory and other factors affecting our operations. Many of these factors are beyond our control and our future operating performance could be adversely affected by some or all of these factors. We historically have been unable to generate sufficient cash flow from operations to meet our operating needs and have relied on equity, debt and capital lease financings to fund our operations.

The rights that have been and may in the future be granted to holders of our common or preferred stock may adversely affect the rights of other stockholders and may discourage a takeover.

     Our board has the authority to issue up to 4,800,000 additional shares of preferred stock and to determine the price, privileges and other terms of such shares. Our board may exercise this authority without the approval of, or notice to, our stockholders. Accordingly, the rights of the holders of our common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. In addition, the issuance of preferred stock may make it more difficult for a third party to acquire a majority of our outstanding voting stock in order to effect a change in control or replace our current management. We are also subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law. The application of Section 203 could also delay or prevent a third party or a significant stockholder of ours from acquiring control of us or replacing our current management. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock.

     In September 1998, our board of directors adopted a plan that grants each holder of our common stock the right to purchase shares of our series A junior participating preferred stock. This plan is designed to help insure that all our stockholders receive fair value for their shares of common stock in the event of a proposed takeover of us, and to guard against the use of partial tender offers or other coercive tactics to gain control of us without offering fair value to the holders of our common stock. In addition, our charter and bylaws contain certain provisions that could discourage a hostile takeover, such as a staggered board and significant notice provisions for nominations of directors and proposals. The plan and our charter and bylaws may make it more difficult for a third party to acquire a majority of our outstanding voting stock in order to effect a change in control or replace our current management.

Legal proceedings could require us to spend substantial amounts of money and impair our operations.

     In March and May 2002, complaints were filed in the United States District Court for the Eastern District of Pennsylvania against us seeking an unspecified amount of damages on behalf of an alleged class of persons, who purchased shares of our common stock at various times between July 13, 1999 and March 19, 2002. In July 2002, the complaints were consolidated into a single action. The consolidated complaint names us, as well as certain of our directors and officers as defendants. The consolidated complaint alleges that we and/or such directors and officers violated federal securities laws by misrepresenting and failing to disclose certain information regarding Picovir(R). In August 2002, we filed a motion to dismiss the consolidated complaint. Although we intend to vigorously defend the actions, we do not believe it is feasible to predict or determine the outcome or resolution of these proceedings, or to estimate the amounts of, or potential range of, loss with respect to these proceedings. In addition, the timing of the final resolution of these proceedings is uncertain. The range of possible resolutions of these proceedings could include judgments against us or our directors or settlements that could require substantial payments by us, which could have a material adverse impact on our financial position, results of operations and cash flows. These proceedings might require substantial attention of our management team and therefore divert time and attention from our business and operations. We are from time to time a party to litigation in the ordinary course of our business. We are currently involved in a matter alleging breach of commercial contract. However, we are vigorously defending ourselves against this action and do not believe the matter, even if adversely adjudicated or settled would have a material adverse effect on our financial condition or results of operations.

                         Risks relating to collaborators

We depend on collaborations with third parties, which may reduce our product revenues or restrict our ability to commercialize products.

     We have entered into, and may in the future enter into additional, sales and marketing, distribution, manufacturing, development, licensing and other strategic arrangements with third parties. For example, in December 1999, we entered into an agreement with Wyeth (formerly American Home Products Corporation) to develop jointly products for use in treating the effects of hepatitis C virus in humans. Under this agreement, we licensed to Wyeth worldwide rights under patents and know-how owned by us or created under the agreement. The collaborative compound screening component of our agreement with Wyeth expires December 2004, unless extended by mutual agreement. In November 1999, we entered into a product development and commercialization agreement with BattellePharma (formerly Battelle Pulmonary Therapeutics, Inc.) in connection with our RSV program. We are currently engaged in additional discussions relating to other arrangements. We cannot be sure that we will be able to enter into any such arrangements with third parties on terms acceptable to us or at all. Third party arrangements may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, or may have other terms that are burdensome to us, and may involve the acquisition of our equity securities.

     Our ultimate success may depend upon the success of our collaborators. We have obtained, and intend to obtain in the future, licensed rights to certain proprietary technologies and compounds from other entities, individuals and research institutions, for which we may be obligated to pay license fees, make milestone payments and pay royalties. In addition, we may in the future enter into collaborative arrangements for the marketing, sales and distribution of our product candidates, which may require us to share profits or revenues. We may be unable to enter into additional collaborative licensing or other arrangements that we need to develop and commercialize our drug candidates. Moreover, we may not realize the contemplated benefits from such collaborative licensing or other arrangements. These arrangements may place responsibility on our collaborative partners for preclinical testing, human clinical trials, the preparation and submission of applications for regulatory approval, or for marketing, sales and distribution support for product commercialization. We cannot be certain that any of these parties will fulfill their obligations in a manner consistent with our best interests. These arrangements may also require us to transfer certain material rights or issue our equity securities to corporate partners, licensees and others. Any license or sublicense of our commercial rights may reduce our product revenue. Moreover, we may not derive any revenues or profits from these arrangements. In addition, our current strategic arrangements may not continue and we may be unable to enter into future collaborations. Collaborators may also pursue alternative technologies or drug candidates, either on their own or in collaboration with others, that are in direct competition with us.

If Sanofi-Synthelabo, the licensor of Picovir(R) does not protect our rights under our license agreement with it or does not reasonably consent to our sublicense of rights to Picovir(R) or if this license agreement is terminated, we may lose revenue and expend significant resources defending our rights.

     We have licensed from Sanofi-Synthelabo the exclusive United States and Canadian rights to certain antiviral agents for use in picornavirus indications, which are the subject of U.S. and Canadian patents and patent applications owned by Sanofi-Synthelabo, certain of which cover Picovir(R) and other of which cover compounds that are either related to Picovir(R) or have antiviral activity. We depend on Sanofi-Synthelabo to prosecute and maintain certain of these patents and patent applications and protect such patent rights. Failure by Sanofi-Synthelabo to prosecute or maintain such patents or patent applications and protect such patent rights could lead to our loss of revenue. Under certain circumstances, our ability to sublicense our rights under this license agreement is subject to Sanofi-Synthelabo's consent, which is not to be unreasonably withheld. Under our license agreement, Sanofi-Synthelabo also has exclusive rights to market and sell products covered by these patents and patent applications in countries other than the United States and Canada, although we would receive royalties from Sanofi-Synthelabo on such sales. If Sanofi-Synthelabo does not successfully market and sell products outside of the United States and Canada, we will not receive revenue from royalties on sales of products outside the United States and Canada. If our license agreement with Sanofi-Synthelabo is terminated, our ability to manufacture, develop, market and sell Picovir(R) would terminate.

                                Regulatory Risks

None of our product candidates is approved for commercial use and if our product candidates do not receive regulatory approval, or if we are unable to comply with applicable regulations and maintain our products' regulatory approval, we will be limited in our ability to commercialize these products and may never achieve profitability.

     We have not received regulatory approval to commercialize any of our product candidates. In May 2002, we received a "not approvable" letter from the FDA in connection with Picovir(R). In August 2002, we announced the mutual termination of our collaboration with Aventis Pharmaceuticals, Inc. for the co-promotion and co-development of Picovir(R). Currently, we are exploring various alternatives regarding the future development of Picovir(R) for the treatment of diseases caused by the picornaviruses. However, we do not intend to fund any significant clinical development of Picovir(R) for the treatment of the common cold without a new partner.

     Our other product candidates are at early stages of development and may not be shown to be safe or effective. We may never receive regulatory approvals for these product candidates. We will need to complete preclinical and clinical testing of each of our product candidates before submitting marketing applications. Negative, inconclusive or inconsistent clinical trial results could prevent regulatory approval, increase the cost and timing of regulatory approval or cause us to perform additional studies or to file for a narrower indication than we currently plan. In 2001, the FDA enacted new regulations requiring the development and submission of pediatric use data for new drug products. Our failure to obtain this data, or to obtain a deferral of, or exemption from, this requirement could adversely affect our chances of receiving regulatory approval, or could result in regulatory or legal enforcement actions.

     The development of any of our product candidates is subject to many risks, including the risk that:

     .  the product candidate is found to be ineffective or unsafe;

     . the clinical test results for a product candidate delay or prevent regulatory approval;

     . the FDA could prevent us from initiating or continuing the testing of our RSV or HCV product candidates, or any other product candidates, in human clinical trials;

     . the product candidate cannot be developed into a commercially viable product;

     .  the product candidate is difficult or costly to manufacture;

     . the product candidate later is discovered to cause adverse effects that prevent widespread use, require withdrawal from the market, or serve as the basis for product liability claims;

     . third party competitors hold proprietary rights that preclude us from marketing the product; and

     . third party competitors market a more clinically effective or more cost-effective product.

     Even if we believe that clinical data demonstrate the safety and efficacy of our product candidate, regulators may disagree with us, which could delay, limit or prevent the approval of our product candidates. As a result, we may not obtain the labeling claims we believe are necessary or desirable for the promotion of those products. In addition, regulatory approval may take longer than we expect as a result of a number of factors, including failure to qualify for priority review of our application. All statutes and regulations governing the approval of our product candidates are subject to change in the future. These changes may increase the time or cost of regulatory approval, limit approval, or prevent it completely.

     Even if we receive regulatory approval for our product candidates, the later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market. Approval of a product candidate may be conditioned upon certain limitations and restrictions as to the drug's use, or upon the conduct of further studies, and may be subject to continuous review. After approval of a product, we will have significant ongoing regulatory compliance obligations, and if we fail to comply with these requirements, we could be subject to penalties, including:

     .  warning letters;

     .  fines;

     .  product recalls;

     .  withdrawal of regulatory approval;

     .  operating restrictions;

     .  disgorgement of profits;

     .  injunctions; and

     .  criminal prosecution.

     If we are unable to commercialize our product candidates as anticipated, we will not have a source of continuing revenue and we will be unable to achieve profitability.

The regulatory process is expensive, time consuming and uncertain and may prevent us from obtaining required approvals for the commercialization of our product candidates.

     We have product candidates for the treatment of hepatitis C and RSV disease in preclinical and clinical development, respectively. We must complete significant research and development, laboratory testing, and clinical testing on these product candidates before we submit marketing applications in the United States and abroad. These studies and trials can be very costly and time-consuming. In addition, we rely on third party contract research organizations to perform significant aspects of our studies and clinical trials, introducing additional sources of risk into our program.

     The rate of completion of clinical trials depends upon many factors, including the rate of enrollment of patients. The acute nature of certain of our disease targets, the fact that some of these diseases have peak incidence rates during certain times of the year, and the difficulties in anticipating where disease outbreaks will occur, may affect patient enrollment in our clinical trials for acute diseases. If we are unable to accrue sufficient clinical patients during the appropriate period, we may need to delay our clinical trials and incur significant additional costs. In addition, FDA or Institutional Review Boards may require us to delay, restrict, or discontinue our clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Moreover, we may be unable to submit an NDA to the FDA for our product candidates within the timeframe we currently expect. Once an NDA is submitted, an NDA must be approved by the FDA before we can commercialize the product described in the application.

     The cost of human clinical trials varies dramatically based on a number of factors, including:

     .  the order and timing of clinical indications pursued;

     . the extent of development and financial support from corporate collaborators;

     .  the number of patients required for enrollment;

     .  the difficulty of obtaining clinical supplies of the product candidate;
        and

     . the difficulty in obtaining sufficient patient populations and clinicians.

     All statutes and regulations governing the conduct of clinical trials are subject to change in the future, which could affect the cost of our clinical trials. Any unanticipated costs or delays in our clinical studies could delay the commercialization of the product and harm our ability to achieve profitability.

     Even if we obtain positive preclinical or clinical trial results in initial studies, future clinical trial results may not be similarly positive. As a result, ongoing and contemplated clinical testing, if permitted by governmental authorities, may not demonstrate that a product candidate is safe and effective in the patient population and for the disease indications for which we believe it will be commercially advantageous to market the product. The failure of our clinical trials to demonstrate the safety and efficacy of our desired indications could delay the commercialization of the product and harm our ability to raise capital and achieve profitability.

If we fail to comply with regulatory requirements, or if we experience unanticipated problems with our approved products, our products could be subject to restrictions or withdrawal from the market.

     Any product for which we obtain marketing approval from the FDA, along with the manufacturing processes, post-approval clinical data collection and promotional activities for such product, will be subject to continual review and periodic inspection by the FDA and other regulatory bodies. Later discovery of previously unknown problems with our products or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, or the imposition of civil or criminal penalties.

                     Risks relating to intellectual property

We depend on patents and proprietary rights, which may offer only limited protection against potential infringement and if we are unable to protect our patents and proprietary rights, we may lose the right to develop, manufacture, market or sell products and lose sources of revenue.

     The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies both in the United States and in other countries. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets, and could result in substantial cost to us and diversion of our efforts. We intend to file applications as appropriate for patents covering the composition of matter of our drug candidates, the proprietary processes for producing such compositions, and the uses of our drug candidates. We own eleven issued United States patents, two non-United States patent and have thirteen pending United States patent applications. We also have filed international, regional and non-United States national patent applications in order to pursue patent protection in major foreign countries.

     We also rely on trade secrets, know-how and continuing technological advancements to protect our proprietary technology. We have entered into confidentiality agreements with our employees, consultants, advisors and collaborators. However, these parties may not honor these agreements and we may not be able to successfully protect our rights to unpatented trade secrets and know-how. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.

     Many of our scientific and management personnel were previously employed by competing companies. As a result, such companies may allege trade secret violations and similar claims against us.

     To facilitate development of our proprietary technology base, we may need to obtain licenses to patents or other proprietary rights from other parties. If we are unable to obtain such licenses, our product development efforts may be delayed. We may collaborate with universities and governmental research organizations which, as a result, may acquire certain rights to any inventions or technical information derived from such collaboration.

     We may incur substantial costs in asserting any patent rights and in defending suits against us related to intellectual property rights. Such disputes could substantially delay our product development or commercialization activities. The United States Patent and Trademark Office or a private party could institute an interference proceeding relating to our patents or patent applications. An opposition or revocation proceeding could be instituted in the patent offices of foreign jurisdictions. An adverse decision in any such proceeding could result in the loss of our rights to a patent or invention.

          Risks relating to product manufacturing, marketing and sales

We have limited sales and marketing experience and if we are unable to develop our own sales and marketing capability we may be unsuccessful in commercializing our products.

     In September 2002, Aventis Pharmaceuticals Inc. acquired our sales force, which totals nearly 200 people. Therefore, we may need to develop a marketing and sales staff in the future. We may need both to successfully commercialize any of our product candidates. The development of a marketing and sales capability will require significant expenditures, management resources and time. We may be unable to build such a sales force, the cost of establishing such a sales force may exceed any product revenues, or our marketing and sales efforts may be unsuccessful. We may not be able to find a suitable sales and marketing partner for our products. If we are unable to successfully establish a sales and marketing capability in a timely manner or find suitable sales and marketing partners, our business and results of operations will be harmed. Even if we are able to develop a sales force or find a suitable marketing partner, we may not successfully penetrate the markets for any of our proposed products.

We currently depend, and will in the future, depend on third parties to manufacture our products and product candidates. If these manufacturers fail to meet our requirements and the requirements of regulatory authorities, our business, financial condition and results of operations will be harmed.

     We do not have the internal capability to manufacture commercial quantities of pharmaceutical products following the FDA's current Good Manufacturing Practices, or GMP. In order to continue to develop products, apply for regulatory approvals and commercialize our products, we will need to contract for or otherwise arrange for the necessary manufacturing capabilities.

     There are a limited number of manufacturers that operate under the FDA's GMP capable of manufacturing our products. If we are unable to enter into supply and processing contracts with any of these manufacturers or processors, there may be additional cost and delay in the commercialization of our products. Moreover, other than the production of pilot and validation batches, no manufacturer has delivered commercial quantities bulk drug substance or drug product for any of our product candidates to us yet, and we cannot be certain that they will be able to deliver such commercial quantities on a timely basis. As a result, even if we are able to enter into supply and processing contracts with any of these manufacturers or processors, but such manufacturers or processors are unable to satisfy our requirements, there may be additional cost and delay in the commercialization of our products. If we are required to find an additional or alternative source of supply, there may be additional cost and delay in the commercialization of our products. Additionally, the FDA inspects all commercial manufacturing facilities before approving an NDA for a drug manufactured at those sites. If any of our manufacturers or processors fails to pass this FDA inspection, the approval and eventual commercialization of our products may be delayed.

If our product manufacturers fail to comply with regulatory requirements, our product commercialization could be delayed or subject to restrictions.

     Any contract manufacturers that we use must adhere to the FDA's regulations on current Good Manufacturing Practices, which are enforced by the FDA through its facilities inspection program. These facilities must pass a plant inspection before the FDA will issue an approval of the product. The manufacture of product at these facilities will be subject to strict quality control, testing and recordkeeping requirements. Moreover, while we may choose to manufacture products in the future, we have no experience in the manufacture of pharmaceutical products for clinical trials or commercial purposes. If we decide to manufacture products, we would be subject to the regulatory requirements described above. In addition, we would require substantial additional capital and would be subject to delays or difficulties encountered in manufacturing pharmaceutical products. No matter who manufactures the product, we will be subject to continuing obligations regarding the submission of safety reports and other post-market information.

     If we encounter delays or difficulties with contract manufacturers, packagers or distributors, market introduction and subsequent sales of our products could be delayed. If we change the source or location of supply or modify the manufacturing process, regulatory authorities will require us to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that we had conducted. If we are unable to demonstrate this equivalence, we will be unable to manufacture products from the new source or location of supply, or use the modified process, we may incur substantial expenses in order to ensure equivalence, and it may harm our ability to generate revenues.

     If we, or our manufacturers, are unable to obtain raw and intermediate materials needed to manufacture our products in sufficient amounts or on acceptable terms, we will incur significant costs and sales of our products would be delayed or reduced.

     We, or our manufacturers with whom we contract, may not be able to maintain adequate relationships with current or future suppliers of raw or intermediate materials for use in manufacturing our products or product candidates. If our current manufacturing sources and suppliers are unable or unwilling to make these materials available to us, or our manufacturers, in required quantities or on acceptable terms, we would likely incur significant costs and delays to qualify alternative manufacturing sources and suppliers. If we are unable to identify and contract with alternative manufacturers when needed, sales of our products would be delayed or reduced and will result in significant additional costs.

                        Risks related to our common stock

Our stock price could continue to be volatile.

     Our stock price, like the market price of the stock of other development-stage pharmaceutical companies has been volatile. For example, in the last year the market price for our common stock traded between $0.88 and $35.67.

     The following factors, among others could have a significant impact on the market for our common stock:

        . the results of preclinical studies and clinical trials with respect to our product candidates in development or those of our competitors;

        . developments with our collaborators;

        . announcements of technological innovations or new products by us or our competitors;

        . litigation or public concern as to the safety or efficacy of our products or our competitors' products;

        . developments in patent or other proprietary rights of ours or our competitors (including litigation);

        . any other future announcements concerning us or our competitors;

        . future announcements concerning our industry;

        . governmental regulation;

        . actions by the Securities and Exchange Commission or other regulatory agencies;

        . changes or announcements of changes in reimbursement policies;

        . period to period fluctuations in our operating results;

        . changes in estimates or our performance by securities analysts; and

        . general market conditions.

Future sales of our common stock in the public market could adversely affect our stock price.

     We cannot predict the effect, if any, that future sales of our common stock or the availability for future sale of shares of our common stock or securities convertible into or exercisable for our common stock will have on the market price of our common stock prevailing from time to time. For example, in connection with a May 1999 private placement, we filed a registration statement on Form S-3 with the Securities and Exchange Commission on July 3, 2001 to register approximately 2.4 million shares of our common stock issued, or to be issued upon the conversion of our convertible participating preferred stock and the exercise of warrants, to the investor. Additionally, the registration statement on Form S-3 filed on July 3, 2001, allows us to sell up to an additional $207.0 million of securities in a "universal shelf" offering. The registration statement provides us with the flexibility to determine the type of security we choose to sell, including common stock, preferred stock, warrants and debt securities, as well as the ability to time such sales when market conditions are favorable. The registration statement became effective on October 19, 2001.

     In connection with Aventis' purchase of shares of our common stock, we filed a registration statement on Form S-3, of which this prospectus is a part, with the Securities and Exchange Commission to register 3 million shares of our common stock.

     As of September 6, 2002, we had outstanding options to purchase 2,870,226 shares of our common stock at a weighted average exercise price of $16.96 per share (1,506,422 of which have not yet vested) issued to employees, directors and consultants pursuant to our 1995 Stock Option and Restricted Share Plan, and outstanding options to purchase 3,600 shares of our common stock at a weighted average exercise price of $12.54 per share (none of which are vested) to non-executive employees pursuant to our 2001 Stock Option Plan. In order to attract and retain key personnel, we may issue additional securities, including stock options, in connection with our employee benefit plans, or may lower the price of existing stock options. Sale, or the availability for sale, of substantial amounts of common stock by our existing stockholders pursuant to an effective registration statement or under Rule 144, through the exercise of registration rights or the issuance of shares of common stock upon the exercise of stock options or warrants, or the conversion of our preferred stock, or the perception that such sales or issuances could occur, could adversely affect the prevailing market prices for our common stock.

If we are unable to comply with Nasdaq's continued listing requirements, our common stock could be delisted from the Nasdaq National Market.

     Our common stock trades on The Nasdaq National Market, which has certain compliance requirements for continued listing of common stock, including a series of financial tests relating to shareholder equity, public float, number of market makers and shareholders, and maintaining a minimum bid price per share for our common stock. The result of delisting from The Nasdaq National Market could be a reduction in the liquidity of any investment in our common stock and a material adverse effect on the price of our common stock. Delisting could reduce the ability of holders of our common stock to purchase or sell shares as quickly and as inexpensively as they could have done in the past. This lack of liquidity would make it more difficult for us to raise capital in the future.

     Continued listing under one alternative requires us to maintain $10 million in stockholders' equity and our common stock to maintain a minimum bid price of $1.00 per share. While our stockholders' equity currently exceeds $10 million, there is no assurance that we will be able to maintain stockholders' equity above this level in the future. Continued listing under another alternative does not require us to maintain stockholders' equity in excess of $10 million, but does require our common stock to maintain a minimum bid price of $3.00 per share. The bid price for our common stock has dropped below $1.00 for several days in August 2002. If our common stock price falls below $1.00 for thirty consecutive days, Nasdaq would send us a "deficiency notice" informing us that we would be delisted after ninety days unless we our common stock trades above $1.00 for at least ten consecutive trading days during such ninety day period. If we were unable to regain compliance for the National Market, we would have the option, subject to Nasdaq approval, of transferring to The Nasdaq SmallCap Market, where we would be permitted additional time to remedy a bid price deficiency, while remaining eligible for National Market reinstatement.

If our stock is delisted from the Nasdaq Stock Market and our stock price declines significantly, then our stock could become subject to penny stock rules, which may make it more difficult for you to sell your shares.

     The Securities and Exchange Commission has adopted regulations which define a "penny stock" to be any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions described below. For any transaction involving a penny stock, unless exempt, these rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule relating to the penny stock market. Disclosure is also required to be made about current quotations for the securities and about commissions payable to both the broker-dealer and the registered representative. Finally, broker-dealers must send monthly statements to purchasers of penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The foregoing penny stock restrictions will not apply to our shares of common stock if: (1) they continue to be listed on The Nasdaq National Market; (2) certain price and volume information is publicly available about our shares on a current and continuing basis; and (3) we meet certain minimum net tangible assets or average revenue criteria. Our common stock may not continue to

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

qualify for an exemption from the penny stock restrictions. If our shares of common stock were subject to the rules on penny stocks, the liquidity of our common stock would be severely harmed.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in the sections entitled "Who We Are", "Risk Factors", and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "intend", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", or "continue" or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results, except as required by the federal securities laws.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling stockholder of our common stock. The selling stockholder will receive all of the net proceeds from the sale of the shares.

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

                               SELLING STOCKHOLDER

     We issued 3,000,000 shares of our common stock to the selling stockholder under the terms of the agreement ending our collaboration with the selling stockholder to co-develop and co-promote Picovir(R).

     We do not know when or in what amounts the selling stockholder may offer shares for sale. The selling stockholder may choose not to sell some or all of the shares offered by this prospectus. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. Because the selling stockholder may from time to time offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the selling stockholder after completion of the offering, we cannot estimate the number of the shares that will be held by the selling stockholder after completion of the offering. However, for purposes of the table below, we have assumed that, after completion of the offering, none of the shares offered by this prospectus will be held by the selling stockholder.

     The following table sets forth, to our knowledge, certain information regarding the beneficial ownership of the shares of common stock by the selling stockholder as of September 6, 2002. We prepared this table based on the information supplied to us by the selling stockholder named in the table. Beneficial ownership is calculated based upon SEC requirements and is not necessarily indicative of beneficial ownership for any other purpose. Under these requirements, more than one person may be deemed to be a beneficial owner of the same shares. Unless otherwise indicated below, the selling stockholder named in this table has sole voting and investment power with respect to all shares beneficially owned. Pursuant to Rule 416 under the Securities Act of 1933, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock. The table is based on 25,751,576 shares of our common stock outstanding as of September 6, 2002.

                                            Shares                                      Shares
                                      Beneficially Owned      Number of Shares     Beneficially Owned
                                      Prior to Offering        Being Offered         After Offering
                                      -----------------                              --------------
Name of Selling Stockholder         Number     Percentage                         Number       Percent
                                    ------     ----------                         ------       -------
Aventis Pharmaceuticals Inc.       3,000,000      11.6%          3,000,000          0             0%

                              PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholder. The term "selling stockholder" includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling stockholder as a pledge, gift, partnership distribution or other non-sale related transfer. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.

     The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholder may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholder may also make sales in negotiated transactions. The selling stockholder may offer its shares from time to time pursuant to one or more of the following methods:

     - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     - one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - on the Nasdaq National Market (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation);

     - through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

     -  through agents; and

     -  in public or privately negotiated transactions.

     In connection with distributions of the shares or otherwise, the selling stockholder may:

     - enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

     - sell the shares short and redeliver the shares to close out such short positions;

     - enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and

     - pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

     In addition to the foregoing methods, the selling stockholder may offer its share from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods described above or any other lawful methods.

     In addition, the selling stockholder may sell all or a portion of the shares that qualify for sale pursuant to Rule 144 of the Securities Act of 1933 under Rule 144 rather than pursuant to this prospectus.

     Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholder may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholder may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholder, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).

         In offering the shares covered by this prospectus, the selling stockholder, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholder, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with these sales. Any profits realized by the selling stockholder and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

         In order to comply with the securities laws of certain states, the shares must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         We have advised the selling stockholder that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. In addition, we will make copies of this prospectus available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

         At the time a particular offer of shares is made, if required, we will distribute a prospectus supplement that will set forth:

         -     the number of shares being offered;

         - the terms of the offering, including the name of any selling stockholder, underwriter, broker, dealer or agent;

         -     the purchase price paid by any underwriter;

         -     any discount, commission and other underwriter compensation;

         - any discount, commission or concession allowed or reallowed or paid to any dealer;

         -     the proposed selling price to the public; and

         -     other facts material to the transaction.

         In addition, if we are notified by the selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

         We have agreed to indemnify the selling stockholder against certain liabilities, including certain liabilities under the Securities Act.

         We have agreed with the selling stockholder to keep the registration statement of which this prospectus constitutes a part effective until (A) the later of (i) August 1, 2007 or (ii) three (3) months after the Selling Stockholder ceases to be an "affiliate" (within the meaning of the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended) or (B) such time as all of the shares covered by this prospectus have been disposed of pursuant to the registration statement.

         All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder.

                                  LEGAL MATTERS

          The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Pepper Hamilton LLP, Philadelphia, Pennsylvania.

                                     EXPERTS

         The consolidated financial statements of ViroPharma Incorporated as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001 and for the period from December 5, 1994 (Inception) to December 31, 2001 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission. This prospectus does not contain all of the information contained in the registration statement or the exhibits to the registration statement. For further information about us, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of these documents.

         We are subject to the information requirements of the Securities Exchange Act of 1934, as amended and file reports, proxy statements and other information with the SEC. You may read and copy such reports, proxy statements and other information, including the registration statements and all of their exhibits, at the following SEC public reference rooms:

   450 Fifth Street, N.W.       223 Broad Street             Citicorp Center
      Judiciary Plaza          Woolworth Building        500 West Madison Street
         Room 1024             New York, NY 10279               Suite 1400
   Washington, D.C. 20549                                   Chicago, IL 60661


         You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement of which this prospectus forms a part and the documents incorporated by reference that are listed below, are also available from the SEC's Web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

         The SEC allows us to "incorporate by reference" into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

         We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Exchange Act and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

         1.    Our Annual Report on Form 10-K for the year ended December 31,
               2001;

         2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002;

         3. Our Current Reports on Form 8-K filed on February 14, 2002, February 15, 2002, March 20, 2002, March 29, 2002, May 2, 2002,
               May 10, 2002, June 5, 2002, June 5, 2002, June 25, 2002, August
               1, 2002 and August 28, 2002;

         4.    Our definitive Proxy Materials filed April 8, 2002;

         5. The description of our common stock contained in the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 8, 1996; and

         6. The description of rights to purchase preferred shares contained in the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on September 21, 1998.

         If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. We will provide such documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to Thomas F. Doyle, Vice President and General Counsel, ViroPharma Incorporated, 405 Eagleview Boulevard, Exton, PA 19341, (610) 458-7300.

         We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties relevant to our business in the "Risk Factors" section of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                                     Part II

                     Information Not Required In Prospectus

Item 14. Other Expenses of Issuance and Distribution

         The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

         SEC registration fee ........................................  $    375
         Printing fees ...............................................  $  1,000
         Legal fees and expenses .....................................  $ 10,000
         Accounting fees and expenses ................................  $  5,000
         Miscellaneous fees and expenses .............................  $  5,000
                  TOTAL ..............................................  $ 21,375

Item 15. Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law ("Section 145") permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and, in respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         The Certificate of Incorporation of the Registrant limits the personal liability of directors to the Registrant or any of its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that this limitation does not apply to any liability of a director (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

         Section 6.4 of the Registrant's By-laws provides for the indemnification, to the full extent authorized by law, of any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, his testator or intestate, is or was a director, officer or employee of ViroPharma or any predecessor of the Registrant, or serves or served any other enterprise as a director, officer or employee at the request of the Registrant or any predecessor of the Registrant.

         We have also entered into indemnity agreements with each of our directors and officers. These agreements may require us, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers, as the case may be, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification and to obtain directors' and officers' liability insurance if available on reasonable terms.

Item 16. List of Exhibits

         The exhibits filed as part of this registration statement are as follows:

      Exhibit        Description

        5.1(1)       Opinion of Pepper Hamilton LLP regarding legality of
                     securities being registered.
       10.1(2)       Settlement Agreement and Release between ViroPharma
                     Incorporated and Aventis Pharmaceuticals Inc. dated August
                     1, 2002.
         23.1*       Consent of KPMG LLP.
        23.2(1)      Consent of Pepper Hamilton LLP (included in its Opinion
                     filed as Exhibit 5.1 hereto).
         24.1*       Powers of Attorney (included on signature page).
*  Filed herewith.

(1) Incorporated by reference to Exhibit 5.2 to the Current Report on Form 8-K filed on August 1, 2002.
(2) Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 1, 2002.

Item 17. Undertakings

         The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation form the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               provided, however, that paragraphs (i) and (ii) above do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, ViroPharma Incorporated certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Exton, Pennsylvania on September 13, 2002.

                                                     ViroPharma Incorporated

                                                     By: /s/ Michel de Rosen
                                                        ------------------------
                                                        Michel de Rosen
                                                        Chief Executive Officer

                                POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints Michel de Rosen, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement and a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and in each case to file the same, with all exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

               Signature                                          Title                                       Date
----------------------------------------    ---------------------------------------------------    ---------------------------
/s/ Michel de Rosen
-----------------------------               President, Chief Executive Officer (Principal              September 13, 2002
Michel de Rosen                             Executive Officer) and Director

/s/ Vincent J. Milano
-----------------------------               Vice President, Chief Financial Officer and                September 13, 2002
Vincent J. Milano                           Treasurer (Principal Financial and Accounting
                                            Officer)

/s/ Claude H. Nash, Ph.D.
-----------------------------               Chairman of the Board of Directors                         September 13, 2002
Claude H. Nash, Ph.D.

/s/ Paul A. Brooke
-----------------------------               Director                                                   September 13, 2002
Paul A. Brooke

/s/ Frank Baldino, Jr., Ph.D.
-----------------------------               Director                                                   September 13, 2002
Frank Baldino, Jr., Ph.D.

/s/ Robert J. Glaser
-----------------------------               Director                                                   September 13, 2002
Robert J. Glaser

/s/ Howard Pien
-----------------------------               Director                                                   September 13, 2002
Howard Pien

/s/ David J. Williams
-----------------------------               Director                                                   September 13, 2002
David J. Williams

                                  Exhibit Index

       Exhibit       Description

        5.1(1)       Opinion of Pepper Hamilton LLP regarding legality of
                     securities being registered.
       10.1(2)       Settlement Agreement and Release between ViroPharma
                     Incorporated and Aventis Pharmaceuticals Inc. dated August
                     1, 2002.
       23.1*         Consent of KPMG LLP.
       23.2(1)       Consent of Pepper Hamilton LLP (included in its Opinion
                     filed as Exhibit 5.1 hereto).
       24.1*         Powers of Attorney (included on signature page)
*  Filed herewith.
(1) Incorporated by reference to Exhibit 5.1 to the Current Report on Form 8-K filed on August 1, 2002.
(2) Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 1, 2002.